Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Fiscal Year Ended
(In thousands)	June 30, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Earnings:
Add:
Loss before income taxes	(77,949)	(235,104)	(243,528)	(172,989)
Fixed charges	32,352	35,991	14,066	10,040
Amortization of capitalized interest	137	107	62	30

Subtotal	(45,460)	(199,006)	(229,400)	(162,919)

Less:
Capitalized interest	289	939	838	459
Net loss attributable to non-controlling interests and redeemable non-controlling interests	(110,778)	(260,523)	(266,345)	(137,036)

Subtotal	(110,489)	(259,584)	(265,507)	(136,577)

Total earnings (loss)	65,029	60,578	36,107	(26,342)

Fixed Charges:
Interest expense (includes amortization of financing fees)	31,559	34,008	12,568	9,323
Capitalized interest	289	939	838	459
Interest within rental expense	504	1,044	660	258

Total fixed charges	32,352	35,991	14,066	10,040

Ratio of earnings to fixed charges (1)	2.0	1.7	2.6	—

(1)	In the year ended December 31, 2014, earnings were insufficient to cover fixed charges by approximately $36 million.